

November 16, 2012

<u>Via Facsimile</u>
Mr. Henk Derksen
Chief Financial Officer
Belden, Inc.
7733 Forsyth Boulevard, Suite 800
St. Louis, Missouri 63105

      RE: Belden, Inc.
              Form 10-K for the Year Ended December 31, 2011
              Filed February 29, 2012
              Form 8-K
              Filed November 8, 2012
              File No. 1-12561

Dear Mr. Derksen:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis, page 19</u>

<u>Significant Trends and Events in 2011, page 20</u>

1. In future filings, please expand your discussion in this section to provide specific examples of how the factors cited have impacted results so that investors can discern how these material trends and uncertainties will have, or are reasonably likely to have, a material impact on your future results of operations. In particular, we note that your disclosure states that your operating results can be affected by changes in prices of commodities, including copper, but it does not address the specific fluctuation in copper prices during 2011 or how this impacted your financial results. Please revise accordingly in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 20

2. In future filings, please identify the material factors that led to changes in your year-over-year operating results within each of your segments, and quantify such factors, as practicable. For example, we note that in your earnings call for the fourth quarter of 2011, you identified and quantified the impact of inventory reductions by customers due to the uncertainty in Europe and the effect of the reductions in copper prices, but these factors do not appear in your segment discussion. Please note that Management's Discussion and Analysis should analyze the reasons underlying changes in line items and quantify such reasons, where practicable. Please revise your Management's Discussion and Analysis in your future filings to provide the requisite analysis. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Estimates, page 27

Long-Lived Assets, page 29

3. You determined that none of your goodwill was impaired during 2011. The fair values of your reporting units were substantially in excess of the carrying values as of your most recent impairment testing date, except for one recently acquired reporting unit. To the extent that goodwill for this reporting unit, if impaired, could materially impact your operating results, please provide the following disclosures in future filings:
   - Identify the reporting unit;
   - The percentage by which fair value exceeds the carrying value as of the most recent test;
   - The amount of goodwill;
   - A description of the assumptions that drive the estimated fair value;
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
   Please show us supplementally what your revised disclosures will look like.

Form 8-K filed on November 8, 2012

Exhibit 99.1

1. We remind you that Item 10(e)(1)(i)(a) of Regulation S-K states that you should not present non-GAAP financial measures with equal or greater prominence than the most directly comparable GAAP financial measures. Your earnings release appears to place more prominence on certain non-GAAP financial measures. For example, your headings only refer to non-GAAP financial measures and your outlook only discusses non-GAAP financial measures. Please revise as necessary in future filings. In future filings, please also present the most directly comparable GAAP financial measures for forward-looking information and

provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures to the extent available without unreasonable effort. Please show us supplementally what your revised disclosures will look like. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Pamela Long, Assistant Director at (202) 551-3760, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief